Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Increases its Interest Modestly in UEX Corporation
Saskatoon, Saskatchewan, Canada, June 20, 2010
Cameco Corporation (TSX: CCO; NYSE: CCJ) reported today that it has increased its interest modestly in UEX Corporation (UEX) to approximately 23.3%. Cameco is not planning to significantly increase its interest in UEX at this time. This news release is provided to comply with Canadian securities laws.
Cameco acquired 4,124,600 common shares of UEX, representing approximately 2.1% of the approximately 197 million common shares of UEX currently issued and outstanding. The shares were acquired in trades conducted through the Toronto Stock Exchange (TSX), Alpha ATS and Chi-X Canada ATS from May 13, 2010 to June 18, 2010 at purchase prices ranging from $0.74 to $0.85 for a total purchase price of $3,372,375. These purchases were made under the normal course purchase exemption from take-over bid requirements under Canadian securities laws. As a result of these purchases, Cameco now owns, directly or indirectly, a total of 45,860,269 common shares of UEX, collectively representing approximately 23.3% of the approximately 197 million common shares of UEX currently issued and outstanding.
Cameco’s purchases were made for investment purposes and to add a buffer to maintain Cameco’s rights under an agreement dated October 23, 2001 among Pioneer Metals Corporation, UEX and Cameco (agreement). The rights under the agreement are described below. Cameco may from time to time decide to acquire additional common shares of UEX or dispose of any or all of its shareholding in UEX.
According to the Agreement, UEX has the following obligations, and Cameco has the following rights, which are dependent upon Cameco’s shareholding in UEX:
a)	Preemptive Rights of Cameco — So long as Cameco holds not less than 20% of the issued and outstanding common shares of UEX, UEX will not issue common shares or securities convertible into, or exchangeable for, exercisable into, or carrying voting or equity participation rights comparable to, common shares of UEX, other than pursuant to certain exempt transactions, unless Cameco is first offered an opportunity to purchase its pro rata share of such common shares or securities on the same terms and conditions;

b)	Board Representation — So long as Cameco holds not less than 10% of the issued and outstanding common shares of UEX, Cameco is entitled to nominate one member to the board of directors of UEX;

c)	Business of UEX — So long as Cameco holds not less than 10% of the issued and outstanding common shares of UEX, UEX will not change its business from uranium exploration, development and mining without the prior written consent of Cameco;

d)	Marketing of Uranium — So long as Cameco holds not less than 20% of the issued and outstanding common shares of UEX, Cameco will have the right, on behalf of UEX, to market UEX’s share of any uranium production on reasonably satisfactory terms; and

e)	Development Financing — So long as Cameco holds not less than 20% of the issued and outstanding common shares of UEX, in the event that UEX, following receipt of a bankable feasibility study, makes a production decision on any projects owned by it, Cameco will have a first right of refusal to match the terms of any equity, equivalent to equity or debt funding required by UEX for the development of a mine.
Cameco does not own or control any securities of UEX with, nor is Cameco a joint actor with, any other entity.
Caution Regarding Forward-Looking Information and Statements
This document includes statements and information about our expectations to acquire additional common shares of UEX in the future. These statements are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. Such statements represent our current views, and can change significantly, and are based on a number of material assumptions, particularly relating to market prices for, and volume of trading of, UEX common shares, which may prove to be incorrect. Actual results and events may be significantly different from what we currently expect due to a number of risks, including that our assumptions relating to the market price for, and volume of trading of, UEX common shares are incorrect.
We will not necessarily update this information unless we are required to by securities laws.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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